83-6
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


11005479


SEC MAIL
RECEIVED
PROCESSING
FEB 7 2011
WASH. D.C.
193
SECTION

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
RUB 1,000,000,000 6.50% Notes due 9 February 2015
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 7 February 2011



European Bank
for Reconstruction and Development

(re: MTN 11/013)


RECEIVED
FEB 7 2011
193
SEC MAIL PROCESSING
WASH, D.C.
SECTION

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date 7 February 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 7 February 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT



By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Russian Rouble ("RUB") 1,000,000,000 6.50% Notes due 9 February 2015 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Securities Note dated 7 February 2011 (which includes a Pricing Supplement dated 7 February 2011) and a Summary Note dated 7 February 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 7 February 2011 provided by The Toronto-Dominion Bank ("TD") pursuant to a Programme Agreement dated 11 August 2010, TD has agreed to purchase the Notes. The obligations of TD are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.9225%	1.6250%	99.2975%
Total	RUB 1,009,225,000	RUB 16,250,000	RUB 992,975,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

TD has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 7 February 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Registration Document dated 11 August 2010.*
(iii) The Securities Note dated 7 February 2011.
(iv) The Summary Note dated 7 February 2011.
(v) The Pricing Supplement dated 7 February 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Securities

TD Securities Limited
60 Threadneedle Street
London, EC2R 8AP
T: 44 (020) 7920 0272 F: 44 (020) 7638 1042

7 February 2011

To: European Bank for Reconstruction and Development
Attention: Aziz Jurayev

Dear Sirs,

European Bank for Reconstruction and Development
RUB1,000,000,000 6.50 per cent. Notes due 9 February 2015 (the "Notes")

issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

 (a) the fees and expenses of our legal advisers;

 (b) the fees and expenses of Clearly Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD 2,000;

 (c) the upfront fees and expenses of the Agent and any paying agents;

 (d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

 (e) the cost of listing the Notes; and

 (f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.40 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.225 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are RUB992,975,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95718.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

A12997570/0.5/03 Feb 2011



Authorised and regulated by the Financial Services Authority
Registered in England. Company Registration No.
Member of TD Bank Financial Group


Securities

For: The Toronto-Dominion Bank

By: 
Authorised signatory

Alf Costanzo
Managing Director, Origination & Syndication
The Toronto-Dominion Bank

Securities Note



European Bank for Reconstruction and Development

RUB1,000,000,000 6.50% Notes due 9 February 2015 (the "Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and the summary note (the "Summary Note") dated 7 February 2011 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch (as defined on page 21 of this Securities Note), none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Lead Manager

TD Securities

7 February 2011

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Lead Manager) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. No assurances can be given that such listing and admission to trading will be obtained on or prior to the Issue Date, or if obtained, that it will be maintained. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or The Toronto-Dominion Bank (the "Lead Manager"). Neither the delivery of the Prospectus nor any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Lead Manager does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Lead Manager or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Lead Manager accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any

other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Russia, the Netherlands and in other jurisdictions.

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "RUB" are to Russian Roubles and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from pages 10 and 11 of the Base Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to:

- the imposition of restrictions that would affect the acquisition, the holding and/or the transfer of RUB;
- exchange rate risk;
- settlement risk;

- price risk; and

- liquidity risk.

Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Economic instability in Russia

Since the dissolution of the Soviet Union, the Russian economy has experienced:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- widespread tax evasion;
- growth of "black" and "grey" market economies;
- high levels of corruption and the penetration of organised crime into the economy;
- pervasive capital flight;
- significant increases in unemployment and underemployment; and
- high poverty levels amongst the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its RUB-denominated securities, the Central Bank of Russia ("CBR") stopped its support of the RUB and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the RUB and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the revocation of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Concurrently with the implementation of political reforms, the Russian government has been attempting to carry out economic reforms and stabilise the economy. These policies have involved removing pricing restrictions, reducing defence expenditures and subsidies, privatising state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment. Of late, the pace of these economic reforms has slowed, and there appears to be a disagreement within the Russian government on how to proceed with further proposed reforms.

In addition, the economic situation in Russia has been adversely affected by weakening economic conditions and the turmoil in the global financial markets. In particular, Russia has experienced declining economic growth, increasing rates of unemployment as well as decreasing asset values, volatile interest rates and a volatile RUB rate. Moreover, fluctuations in international oil and gas prices, the consequences of uncertain monetary policy in Russia, budget deficit or other factors, could adversely affect Russia's economy and the value of the Notes as they will be denominated in RUB.

The ability of the Russian government and the CBR to limit the volatility of the RUB will depend on many political and economic factors. According to the CBR, inflation in Russia was 12.0% in 2003, 11.7% in 2004 and, according to the Russian Federal Service for State Statistics, 10.9% in 2005, 9.0% in 2006, 11.9% in 2007, 13.3% in 2008, 8.8% in 2009 and 8.7% in 2010. Any return to high and sustained inflation could lead to market instability and new financial crises, which could lead to, among other things, a fall of the RUB and/or an increase of RUB interest rates and, thus, adversely affect the value of the Notes.

Settlement Disruption Events and Calculation of the Exchange Rate

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event (as determined by the Calculation Agent). Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in a Fixed Interest Amount, the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that the Calculation Agent will be able to establish a meaningful Exchange Rate for converting RUB into USD rate in such a scenario. The determination of the Exchange Rate by the Calculation Agent may result in a rate of zero, and in this case a Fixed Interest Amount, the Final Redemption Amount and/or any Early Redemption Amount (as the case may be) of the Notes payable by the Issuer would also be zero.

Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with debt instruments that are both denominated and settled in RUB

Offerings of debt instruments that are both denominated and settled in RUB, such as the Notes, are a recent phenomenon in the international capital markets. This, coupled with inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes. In particular:

(i) RUB became an eligible settlement currency of Clearstream, Luxembourg with effect from 15 January 2007 and of Euroclear with effect from 13 February 2007. Due to the lack of experience of the clearing systems with settling, clearing and trading debt instruments that are both denominated and settled in RUB, there can be no guarantee that such clearing, settlement and trading procedures will progress smoothly or in a way which is comparable to procedures carried out with respect to instruments denominated in more conventionally settled currencies, such as USD or euros.

(ii) Russian law previously prohibited or otherwise severely restricted the transfer and holding of RUB offshore and their repatriation onshore. Although these restrictions have been lifted for non-residents (save for some restrictions which apply to the regime of residents' accounts held outside of Russia), there is still no specific tested framework under Russian law for transferring or holding RUB in offshore accounts. As with much recent Russian legislation, there is extremely limited or non-existent regulatory or court practice in interpreting these regulations. If restrictions or prohibitions were placed on the transfer and holding of RUB offshore or if such legislation was reinterpreted by the Russian regulators or courts to the effect that restrictions were still deemed to apply to the transfer and holding of RUB offshore, this would severely hinder Noteholders' ability to receive payments under the Notes or proceeds from the sale of the Notes.

(iii) Payments under the Notes and proceeds from the sale of the Notes will be made in RUB. All payments of RUB to, from, or between RUB accounts located outside Russia will involve the use of onshore correspondent accounts within the Russian banking system. The Russian banking system is less developed than many of its Western counterparts and at present has little experience in dealing with payments relating to eurobonds or similar international debt instruments. Consequently there is a risk that payments under the Notes and proceeds from the sale of the Notes, which need to pass through the Russian banking system, will be subject to delays and disruptions which may not exist in more mature banking markets.

(iv) In order for Noteholders to receive payments on the Notes and proceeds from the sale of the Notes from the clearing systems in RUB, they will need to hold a bank account denominated in RUB. The administrative difficulties associated with opening RUB accounts outside Russia are significant. Non-resident Noteholders may also encounter considerable procedural difficulties with opening RUB accounts onshore in Russia. There can therefore be no guarantee that Noteholders will be able to successfully open up a RUB bank account either offshore or in Russia or transfer RUB payments made under the Notes out of the clearing systems.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) should recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Lead Manager or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below.

The level of the RUB/USD foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the RUB/USD foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest, repayment or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation

Agent upon a Settlement Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the RUB/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitations, in relation to the role of the Calculation Agent in determining the occurrence of a Settlement Disruption Event and in determining the exchange rate for converting RUB into USD upon the occurrence of a Settlement Disruption Event. The Calculation Agent is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

Risks relating to the Notes

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the RUB/USD foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on any of the RUB or the USD, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the Russian Federation or the United States, and, in turn, the exchange rates and therefore the value of the RUB/USD foreign exchange rate.

If the Calculation Agent determines that a Settlement Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2010 relating to the Euro 30,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

7 February 2011

European Bank for Reconstruction and Development
RUB1,000,000,000 6.50% Notes due 9 February 2015
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Russian Rouble ("RUB"), the lawful currency of the Russian Federation
2	Nominal Amount:	RUB1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	9 February 2011
5	Issue Price:	100.9225 per cent.
6	Maturity Date:	9 February 2015 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	RUB50,000 and integral multiples of RUB10,000 in excess thereof up to and including RUB90,000. No Notes in definitive form will be issued with a denomination above RUB90,000
	(b) Calculation Amount:	RUB10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons	Not Applicable

		mature:	
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		9 February 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	6.50 per cent. per annum, equal to RUB 650 per Calculation Amount (the "**Fixed Interest Amount**"), subject to the provisions set out in Annex A hereto.
	(b)	Fixed Interest Dates:	9 February in each year commencing 9 February 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and for the avoidance of doubt, Moscow shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Calculation Amount subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Russia** The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any

		person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	058703052
	ISIN Code:	XS0587030528
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Investment Considerations:	Russian Rouble Exchange Risk

The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar.

Notes are Not Liquid Instruments

The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.

38 Total Commissions: 1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....
CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 9 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	RUB992,975,000.00
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	6.232 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD foreign exchange rate. Information in respect of the RUB/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Settlement Disruption Event and Fallback Provisions

Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto. If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last Day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Calculation Amount which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

Relevant RUB Amount ÷ Exchange Rate

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date, or as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of these Settlement Disruption Events and Fallback Provisions.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow.

"Calculation Agent" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation

Agent dated 22nd August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Determination Period" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"Exchange Rate" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"Relevant RUB Amount" means the RUB amount per Calculation Amount which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"Settlement Disruption Event" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of Russia which (i) require non-residents of Russia to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would

not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from Russia to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/12/2009	36.3701	28.6880
01/01/2010-31/12/2010	31.8000	28.9194
01/01/2011-31/01/2011	30.6412	29.6533

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

NEITHER THE DEALER NOR THE ISSUER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of the McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitchnone of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank

60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.

Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV

46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank

60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISER

To the Lead Manager

As to English Law

Linklaters LLP

One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

RUB1,000,000,000
6.50% Notes due 9 February 2015 (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its RUB1,000,000,000 6.50% Notes due 9 February 2015 (the "Notes"), issued pursuant to the Issuer's €30,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 7 February 2011 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Lead Manager

TD Securities

7 February 2011

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2010 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (as defined in the Securities Note), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.
Arranger for the Programme	Merrill Lynch International
Lead Manager	The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Russian Rouble ("RUB") and United States dollars ("USD")
Maturity	9 February 2015
Issue Price	100.9225 per cent.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	6.50 per cent.
Interest Payment Date(s) or Interest Period(s)	9 February in each year commencing 9 February 2012

Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Settlement Disruption Events.
Denominations of Notes	RUB50,000 and integral multiples of RUB10,000 in excess thereof up to and including RUB90,000. No Notes in definitive form will be issued with a denomination above RUB90,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, ("S&P") since 1991, an Aaa credit rating from Moody's Investors Service Limited Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an

	exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch,none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.
Listing..	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) of the London Stock Exchange plc with effect from 9 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
Governing Law....................................	English
Selling Restrictions..............................	There are restrictions on the sale of Notes in the United Kingdom, the European Economic Area, Russia, The Netherlands, Japan, France, Singapore and other jurisdictions (and other restrictions) that may be applicable to a particular issue of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital....................	The Issuer has an authorised share capital totalling €21 billion, of which €6 billion is paid in and €15 billion is callable.
Business..	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors...	Kurt Bayer, Stefania Bazzoni, Ole Blöndal, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Thomas Hackett, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Jari Koskinen, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Jonathan Ockenden, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Paul Vlaanderen are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including, but not limited to, investments in exotic currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Past performance of the RUB/USD rate is not necessarily indicative of future performance.

If the volatility or anticipated volatility, of the RUB/USD rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €21 billion of authorised share capital, €6 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with approximately 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2010[1]. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2007, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk, settlement risk and liquidity risk.

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event. Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that a meaningful Exchange Rate for converting RUB into USD rate can be established in such a scenario, and the payments received by an investor can be far lower than expected, and even zero.

Offerings of debt instruments denominated and settled in RUB are a recent phenomenon in the international capital markets. This, coupled with the inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes.

---

[1] To the extent S&P and Moody's have rated shareholders of the Issuer at different levels, the higher of these ratings has been used for the purpose of these calculations.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Lead Manager nor The Toronto-Dominion Bank acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISERS

To the Lead Manager
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

7 February 2011

European Bank for Reconstruction and Development
RUB1,000,000,000 6.50% Notes due 9 February 2015
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Russian Rouble ("RUB"), the lawful currency of the Russian Federation
2	Nominal Amount:	RUB1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	9 February 2011
5	Issue Price:	100.9225 per cent.
6	Maturity Date:	9 February 2015 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	RUB50,000 and integral multiples of RUB10,000 in excess thereof up to and including RUB90,000. No Notes in definitive form will be issued with a denomination above RUB90,000
	(b) Calculation Amount:	RUB10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable

	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	9 February 2011
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	6.50 per cent. per annum, equal to RUB 650 per Calculation Amount (the "**Fixed Interest Amount**"), subject to the provisions set out in Annex A hereto.
	(b)	Fixed Interest Dates:	9 February in each year commencing 9 February 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and for the avoidance of doubt, Moscow shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Calculation Amount subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Russia** The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of

		the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	058703052
	ISIN Code:	XS0587030528
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Investment Considerations:	Russian Rouble Exchange Risk The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely

		affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar. Notes are Not Liquid Instruments The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.
38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Duly Authorised Officer



....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 9 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer

The net proceeds of the issue of the Notes (which is expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and

used in its ordinary operations.

(ii)	Estimated net proceeds:	RUB992,975,000.00
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 6.232 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD foreign exchange rate. Information in respect of the RUB/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Settlement Disruption Event and Fallback Provisions

Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto. If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last Day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Calculation Amount which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

$$\text{Relevant RUB Amount} \div \text{Exchange Rate}$$

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date, or as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of these Settlement Disruption Events and Fallback Provisions.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow.

"Calculation Agent" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22nd August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes

and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Determination Period**" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Calculation Amount which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of Russia which (i) require non-residents of Russia to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from Russia to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/12/2009	36.3701	28.6880
01/01/2010-31/12/2010	31.8000	28.9194
01/01/2011-31/01/2011	30.6412	29.6533

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

NEITHER THE DEALER NOR THE ISSUER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 7 2011
WASH, D.C.
193
SECTION

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
RUB 1,000,000,000 6.50% Notes due 9 February 2015
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 7 February 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Russian Rouble ("RUB") 1,000,000,000 6.50% Notes due 9 February 2015 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Securities Note dated 7 February 2011 (which includes a Pricing Supplement dated 7 February 2011) and a Summary Note dated 7 February 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 7 February 2011 provided by The Toronto-Dominion Bank ("TD") pursuant to a Programme Agreement dated 11 August 2010, TD has agreed to purchase the Notes. The obligations of TD are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.9225%	1.6250%	99.2975%
Total	RUB 1,009,225,000	RUB 16,250,000	RUB 992,975,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

TD has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 7 February 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Registration Document dated 11 August 2010.*
(iii) The Securities Note dated 7 February 2011.
(iv) The Summary Note dated 7 February 2011.
(v) The Pricing Supplement dated 7 February 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

Securities

TD Securities Limited
60 Threadneedle Street
London, EC2R 8AP
T: 44 (020) 7920 0272 F: 44 (020) 7638 1042

7 February 2011

To: European Bank for Reconstruction and Development
Attention: Aziz Jurayev

Dear Sirs,

European Bank for Reconstruction and Development
RUB1,000,000,000 6.50 per cent. Notes due 9 February 2015 (the "Notes")

issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Clearly Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD 2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.40 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.225 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are RUB992,975,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95718.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.



Authorised and regulated by the Financial Services Authority
Registered in England Company Registration No. [illegible]
Member of TD Bank Financial Group

 Securities

For: The Toronto-Dominion Bank

By: 
Authorised signatory

Alf Costanzo
Managing Director, Origination & Syndication
The Toronto-Dominion Bank

Securities Note



European Bank for Reconstruction and Development

RUB1,000,000,000 6.50% Notes due 9 February 2015 (the "Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and the summary note (the "Summary Note") dated 7 February 2011 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch (as defined on page 21 of this Securities Note), none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Lead Manager
TD Securities

7 February 2011

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Lead Manager) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. No assurances can be given that such listing and admission to trading will be obtained on or prior to the Issue Date, or if obtained, that it will be maintained. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or The Toronto-Dominion Bank (the "Lead Manager"). Neither the delivery of the Prospectus nor any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Lead Manager does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Lead Manager or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Lead Manager accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any

other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Russia, the Netherlands and in other jurisdictions.

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "RUB" are to Russian Roubles and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from pages 10 and 11 of the Base Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to:

- the imposition of restrictions that would affect the acquisition, the holding and/or the transfer of RUB;

- exchange rate risk;

- settlement risk;

- price risk; and

- liquidity risk.

Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Economic instability in Russia

Since the dissolution of the Soviet Union, the Russian economy has experienced:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- widespread tax evasion;
- growth of "black" and "grey" market economies;
- high levels of corruption and the penetration of organised crime into the economy;
- pervasive capital flight;
- significant increases in unemployment and underemployment; and
- high poverty levels amongst the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its RUB-denominated securities, the Central Bank of Russia ("CBR") stopped its support of the RUB and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the RUB and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the revocation of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Concurrently with the implementation of political reforms, the Russian government has been attempting to carry out economic reforms and stabilise the economy. These policies have involved removing pricing restrictions, reducing defence expenditures and subsidies, privatising state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment. Of late, the pace of these economic reforms has slowed, and there appears to be a disagreement within the Russian government on how to proceed with further proposed reforms.

In addition, the economic situation in Russia has been adversely affected by weakening economic conditions and the turmoil in the global financial markets. In particular, Russia has experienced declining economic growth, increasing rates of unemployment as well as decreasing asset values, volatile interest rates and a volatile RUB rate. Moreover, fluctuations in international oil and gas prices, the consequences of uncertain monetary policy in Russia, budget deficit or other factors, could adversely affect Russia's economy and the value of the Notes as they will be denominated in RUB.

The ability of the Russian government and the CBR to limit the volatility of the RUB will depend on many political and economic factors. According to the CBR, inflation in Russia was 12.0% in 2003, 11.7% in 2004 and, according to the Russian Federal Service for State Statistics, 10.9% in 2005, 9.0% in 2006, 11.9% in 2007, 13.3% in 2008, 8.8% in 2009 and 8.7% in 2010. Any return to high and sustained inflation could lead to market instability and new financial crises, which could lead to, among other things, a fall of the RUB and/or an increase of RUB interest rates and, thus, adversely affect the value of the Notes.

Settlement Disruption Events and Calculation of the Exchange Rate

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event (as determined by the Calculation Agent). Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in a Fixed Interest Amount, the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that the Calculation Agent will be able to establish a meaningful Exchange Rate for converting RUB into USD rate in such a scenario. The determination of the Exchange Rate by the Calculation Agent may result in a rate of zero, and in this case a Fixed Interest Amount, the Final Redemption Amount and/or any Early Redemption Amount (as the case may be) of the Notes payable by the Issuer would also be zero.

Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with debt instruments that are both denominated and settled in RUB

Offerings of debt instruments that are both denominated and settled in RUB, such as the Notes, are a recent phenomenon in the international capital markets. This, coupled with inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes. In particular:

(i) RUB became an eligible settlement currency of Clearstream, Luxembourg with effect from 15 January 2007 and of Euroclear with effect from 13 February 2007. Due to the lack of experience of the clearing systems with settling, clearing and trading debt instruments that are both denominated and settled in RUB, there can be no guarantee that such clearing, settlement and trading procedures will progress smoothly or in a way which is comparable to procedures carried out with respect to instruments denominated in more conventionally settled currencies, such as USD or euros.

(ii) Russian law previously prohibited or otherwise severely restricted the transfer and holding of RUB offshore and their repatriation onshore. Although these restrictions have been lifted for non-residents (save for some restrictions which apply to the regime of residents' accounts held outside of Russia), there is still no specific tested framework under Russian law for transferring or holding RUB in offshore accounts. As with much recent Russian legislation, there is extremely limited or non-existent regulatory or court practice in interpreting these regulations. If restrictions or prohibitions were placed on the transfer and holding of RUB offshore or if such legislation was reinterpreted by the Russian regulators or courts to the effect that restrictions were still deemed to apply to the transfer and holding of RUB offshore, this would severely hinder Noteholders' ability to receive payments under the Notes or proceeds from the sale of the Notes.

(iii) Payments under the Notes and proceeds from the sale of the Notes will be made in RUB. All payments of RUB to, from, or between RUB accounts located outside Russia will involve the use of onshore correspondent accounts within the Russian banking system. The Russian banking system is less developed than many of its Western counterparts and at present has little experience in dealing with payments relating to eurobonds or similar international debt instruments. Consequently there is a risk that payments under the Notes and proceeds from the sale of the Notes, which need to pass through the Russian banking system, will be subject to delays and disruptions which may not exist in more mature banking markets.

(iv) In order for Noteholders to receive payments on the Notes and proceeds from the sale of the Notes from the clearing systems in RUB, they will need to hold a bank account denominated in RUB. The administrative difficulties associated with opening RUB accounts outside Russia are significant. Non-resident Noteholders may also encounter considerable procedural difficulties with opening RUB accounts onshore in Russia. There can therefore be no guarantee that Noteholders will be able to successfully open up a RUB bank account either offshore or in Russia or transfer RUB payments made under the Notes out of the clearing systems.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) should recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Lead Manager or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below.

The level of the RUB/USD foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the RUB/USD foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest, repayment or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation

Agent upon a Settlement Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the RUB/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitations, in relation to the role of the Calculation Agent in determining the occurrence of a Settlement Disruption Event and in determining the exchange rate for converting RUB into USD upon the occurrence of a Settlement Disruption Event. The Calculation Agent is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

Risks relating to the Notes

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the RUB/USD foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on any of the RUB or the USD, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the Russian Federation or the United States, and, in turn, the exchange rates and therefore the value of the RUB/USD foreign exchange rate.

If the Calculation Agent determines that a Settlement Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2010 relating to the Euro 30,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

7 February 2011

European Bank for Reconstruction and Development
RUB1,000,000,000 6.50% Notes due 9 February 2015
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Russian Rouble ("RUB"), the lawful currency of the Russian Federation
2	Nominal Amount:	RUB1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	9 February 2011
5	Issue Price:	100.9225 per cent.
6	Maturity Date:	9 February 2015 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	RUB50,000 and integral multiples of RUB10,000 in excess thereof up to and including RUB90,000. No Notes in definitive form will be issued with a denomination above RUB90,000
	(b) Calculation Amount:	RUB10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons	Not Applicable

mature:

13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		9 February 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	6.50 per cent. per annum, equal to RUB 650 per Calculation Amount (the **"Fixed Interest Amount"**), subject to the provisions set out in Annex A hereto.
	(b)	Fixed Interest Dates:	9 February in each year commencing 9 February 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and for the avoidance of doubt, Moscow shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Calculation Amount subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Russia** The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any

		person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	058703052
	ISIN Code:	XS0587030528
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Investment Considerations:	Russian Rouble Exchange Risk

The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar.

Notes are Not Liquid Instruments

The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.

38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 9 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	RUB992,975,000.00
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 6.232 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD foreign exchange rate. Information in respect of the RUB/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Settlement Disruption Event and Fallback Provisions

Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto. If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last Day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Calculation Amount which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

$$\text{Relevant RUB Amount} \div \text{Exchange Rate}$$

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date, or as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of these Settlement Disruption Events and Fallback Provisions.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow.

"Calculation Agent" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation

Agent dated 22nd August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Determination Period" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"Exchange Rate" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"Relevant RUB Amount" means the RUB amount per Calculation Amount which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"Settlement Disruption Event" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of Russia which (i) require non-residents of Russia to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would

not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from Russia to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/12/2009	36.3701	28.6880
01/01/2010-31/12/2010	31.8000	28.9194
01/01/2011-31/01/2011	30.6412	29.6533

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

NEITHER THE DEALER NOR THE ISSUER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of the McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitchnone of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank

60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.

Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV

46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank

60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISER

To the Lead Manager

As to English Law

Linklaters LLP

One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

RUB1,000,000,000
6.50% Notes due 9 February 2015 (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its RUB1,000,000,000 6.50% Notes due 9 February 2015 (the "Notes"), issued pursuant to the Issuer's €30,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 7 February 2011 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Lead Manager

TD Securities

7 February 2011

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2010 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (as defined in the Securities Note), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.
Arranger for the Programme	Merrill Lynch International
Lead Manager	The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Russian Rouble ("RUB") and United States dollars ("USD")
Maturity	9 February 2015
Issue Price	100.9225 per cent.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	6.50 per cent.
Interest Payment Date(s) or Interest Period(s)	9 February in each year commencing 9 February 2012

Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Settlement Disruption Events.
Denominations of Notes	RUB50,000 and integral multiples of RUB10,000 in excess thereof up to and including RUB90,000. No Notes in definitive form will be issued with a denomination above RUB90,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, ("S&P") since 1991, an Aaa credit rating from Moody's Investors Service Limited Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an

	exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch,none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.
Listing	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) of the London Stock Exchange plc with effect from 9 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes in the United Kingdom, the European Economic Area, Russia, The Netherlands, Japan, France, Singapore and other jurisdictions (and other restrictions) that may be applicable to a particular issue of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital....................	The Issuer has an authorised share capital totalling €21 billion, of which €6 billion is paid in and €15 billion is callable.
Business...	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors...	Kurt Bayer, Stefania Bazzoni, Ole Blöndal, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Thomas Hackett, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Jari Koskinen, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Jonathan Ockenden, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Paul Vlaanderen are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including, but not limited to, investments in exotic currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Past performance of the RUB/USD rate is not necessarily indicative of future performance.

If the volatility or anticipated volatility, of the RUB/USD rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €21 billion of authorised share capital, €6 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with approximately 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2010[1]. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2007, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk, settlement risk and liquidity risk.

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event. Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that a meaningful Exchange Rate for converting RUB into USD rate can be established in such a scenario, and the payments received by an investor can be far lower than expected, and even zero.

Offerings of debt instruments denominated and settled in RUB are a recent phenomenon in the international capital markets. This, coupled with the inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes.

---

[1] To the extent S&P and Moody's have rated shareholders of the Issuer at different levels, the higher of these ratings has been used for the purpose of these calculations.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Lead Manager nor The Toronto-Dominion Bank acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoyerstraat
B-1000 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

LEGAL ADVISERS

To the Lead Manager
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

7 February 2011

European Bank for Reconstruction and Development
RUB1,000,000,000 6.50% Notes due 9 February 2015
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Russian Rouble ("RUB"), the lawful currency of the Russian Federation
2	Nominal Amount:	RUB1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	9 February 2011
5	Issue Price:	100.9225 per cent.
6	Maturity Date:	9 February 2015 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination:	RUB50,000 and integral multiples of RUB10,000 in excess thereof up to and including RUB90,000. No Notes in definitive form will be issued with a denomination above RUB90,000
	(b) Calculation Amount:	RUB10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable

	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	9 February 2011
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	6.50 per cent. per annum, equal to RUB 650 per Calculation Amount (the "**Fixed Interest Amount**"), subject to the provisions set out in Annex A hereto.
	(b)	Fixed Interest Dates:	9 February in each year commencing 9 February 2012 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and for the avoidance of doubt, Moscow shall be the principal business centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Calculation Amount subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Russia** The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of

		the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	058703052
	ISIN Code:	XS0587030528
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Investment Considerations:	Russian Rouble Exchange Risk The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely

		affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar. Notes are Not Liquid Instruments The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.
38	Total Commissions:	1.625 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 9 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Duly Authorised Officer



....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	LISTING	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 9 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
2	RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, none of which is established and registered in the European Union under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be RUB992,975,000.00) will be included in the ordinary capital resources of the Issuer and

used in its ordinary operations.

(ii) Estimated net proceeds: RUB992,975,000.00

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 6.232 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD foreign exchange rate. Information in respect of the RUB/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Settlement Disruption Event and Fallback Provisions

Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto. If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last Day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Calculation Amount which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

$$\text{Relevant RUB Amount} \div \text{Exchange Rate}$$

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date, or as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of these Settlement Disruption Events and Fallback Provisions.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow.

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22nd August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes

and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Determination Period**" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Calculation Amount which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of Russia which (i) require non-residents of Russia to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from Russia to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/12/2009	36.3701	28.6880
01/01/2010-31/12/2010	31.8000	28.9194
01/01/2011-31/01/2011	30.6412	29.6533

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

NEITHER THE DEALER NOR THE ISSUER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.